Exhibit 99.49

Abaxx Technologies Inc.

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON April 14, 2023

March 13, 2023

ABAXX TECHNOLOGIES INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of Abaxx Technologies Inc. (the “Corporation”) will be held at the head office of the Corporation located at 18 King Street East, Suite 902, Toronto, Ontario, M5C 1C4 and via teleconference, at 1:00 p.m. (Toronto time) on April 14, 2023, for the following purposes, all as more particularly described in the enclosed management information circular (the “Circular”):

1.	to consider and, if deemed advisable, to pass, with or without variation, a special resolution authorizing the Corporation’s board of directors (the “Board”) to determine, in its sole discretion, a consolidation ratio within the range of one (1) of our post-consolidation shares for every two (2) to four (4) of the Corporation’s pre-consolidation shares of the same class (the “Consolidation Ratio”), and to effect, at such time as the Board deems appropriate, but in any event no later than one year after the Meeting, a share consolidation (also known as a reverse stock split) of Common Shares on the basis of such Consolidation Ratio (the “Share Consolidation”), subject to the Board’s authority to decide not to proceed with the Share Consolidation;

2.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving, ratifying and confirming the Corporation’s restricted stock unit incentive plan, as amended (the “New RSU Plan”);

3.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving, ratifying and confirming certain grants of restricted share units made under the New RSU Plan, as more particularly set out in the Circular; and

4.	to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

A “special resolution” is a resolution passed by not less than two-thirds (⅔) of the votes cast by Shareholders who voted in respect of that resolution at the Meeting.

The record date for the determination of Shareholders entitled to receive notice of, and to vote at, the Meeting or any adjournments or postponements thereof is March 10, 2023 (the “Record Date”). Shareholders whose names have been entered in the register of shareholders at the close of business on the Record Date will be entitled to receive notice of, and to vote, at the Meeting or any adjournments or postponements thereof.

Voting

All Shareholders may attend the Meeting in person or be represented by proxy. Shareholders who do not plan on attending the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it in the envelope provided. To be effective, the enclosed form of proxy or voting instruction form must be received by the Corporation’s registrar and transfer agent, Odyssey Trust Company (“Odyssey”), by mail delivery at 702-67 Yonge Street, Toronto, ON, M5E 1J8 Attn: Proxy Department; by faxing both sides of the form of proxy to 1-800-517-4553; or online at https://login.odysseytrust.com/pxlogin. In order to be valid and acted upon at the Meeting, the duly completed form of proxy must be received prior to 1:00 p.m. (Toronto time) on April 12, 2023. Late instruments of proxy may be accepted or rejected by the Chairman of the Meeting in his discretion and the Chairman is under no obligation to accept or reject any particular late instruments of proxy.

A “beneficial” or “non-registered” Shareholder will not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his/her/its broker; however, a beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Only Shareholders as of the Record Date are entitled to receive notice of and vote at the Meeting.

If you are a non-registered holder of Common Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the form of proxy or voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

All shareholders regardless of geographic location will have an equal opportunity to participate and engage in the Meeting. Shareholders wishing to attend the Meeting are encouraged to do so by dialing into the teleconference. Shareholders cannot vote their common shares at the Meeting if attending via teleconference and must either vote prior to the Meeting or attend the Meeting in person in order to have their vote cast.

Date: April 14, 2023

Time: 1:00pm Eastern Time (US and Canada)

Dial-in Number: +1 416 764 8658

Toll Free – North America: +1 888 886 7786

Conference ID: 69101109

DATED this 13th day of March, 2023.

BY ORDER OF THE BOARD OF DIRECTORS OF
ABAXX TECHNOLOGIES INC.

/s/ Joshua Crumb
Name:	Joshua Crumb
Title:	Chairman and Chief Executive Officer

ABAXX TECHNOLOGIES INC.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies by Management

This circular (“Circular”) is furnished in connection with the solicitation of proxies by the management of Abaxx Technologies Inc. (the “Corporation”) for use at the special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of the Corporation to be held at the head office of the Corporation located at 18 King Street East, Suite 902, Toronto, Ontario, M5C 1C4 at 1:00 p.m. (Toronto time) and via teleconference on April 14, 2023 for the purposes set forth in the accompanying notice of special meeting of Shareholders (the “Notice of Meeting”). It is expected that the solicitation of proxies will be primarily by mail, however, proxies may also be solicited by the officers, directors and employees of the Corporation by telephone, electronic mail, telecopier or personally. These persons will receive no compensation for such solicitation other than their regular fees or salaries. The cost of the solicitation of proxies will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDER

The individuals named as proxyholders in the accompanying form of proxy are directors and/or officers of the Corporation. A REGISTERED SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND SIGNING AND DATING THE PROXY, OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Odyssey not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or, with respect to any matters to be dealt with at any adjournment of the Meeting, before the time of the re-commencement of the adjourned Meeting. Proxies delivered after such time(s) may not be accepted.

REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke it prior to its use by an instrument in writing executed by the Shareholder or by his attorney duly authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of such corporation, and delivered to the head office of the Corporation, at 18 King St. E, Suite 902, Toronto, Ontario M5C 1C4 (Attention: Chief Financial Officer) at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, preceding any reconvening thereof, or to the Chairperson of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

The Common Shares represented by a properly executed proxy in favour of persons designated as proxyholders in the enclosed form of proxy will: (a) be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be called for; and (b) where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specifications made on such proxy. SUCH COMMON SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED, OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED, AS DIRECTED BY THE SHAREHOLDER.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the notice of Meeting, and with respect to any other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated by management as proxyholders in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Circular, the management of the Corporation knows of no such amendment, variation or other matter that may be presented to the Meeting. However, if any other matters which are not now known to the management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

General Information Respecting the Meeting

No person has been authorized to give any information or make any representations in connection with the matters being considered herein other than those contained in this Circular and, if given or made, any such information or representations should be considered not to have been authorized by the Corporation. This Circular does not constitute the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

Unless we advise otherwise by way of news release, Shareholders will be able to attend the Meeting virtually via teleconference. Registered Shareholders and validly appointed proxyholders may attend the Meeting by calling the appropriate number below:

Date: April 14, 2023

Time: 1:00pm Eastern Time (US and Canada)

Date: April 14, 2023

Dial-in Number: +1 416 764 8568

Toll Free – North America: +1 888 886 7786

Conference ID: 69101109

All callers will be prompted to enter their full name upon entering the teleconference. Registered Shareholders who attend the virtual meeting will have an equal opportunity to participate at the Meeting, regardless of their geographic location. Shareholders cannot vote their Common Shares at the Meeting if attending via teleconference and must either vote prior to the Meeting or attend the Meeting in person in order to have their vote cast.

References in this Circular to the Meeting include any adjournment(s) or postponement(s) thereof.

In this Circular, unless otherwise indicated, all dollar amounts “$” are expressed in Canadian dollars.

Except where otherwise indicated, the information contained herein is stated as of March 13, 2023.

Shareholders are reminded to review this Circular before voting.

Notice to Beneficial Holders of Shares

Only registered Shareholders or proxyholders duly appointed by Shareholders are permitted to vote at the Meeting. Most Shareholders of the Corporation are “non-registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered Shareholders are entitled to vote at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depositary Services Inc., which company acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the brokers’ clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Common Shares must be communicated to Broadridge well in advance of the Meeting) in order to have the Common Shares voted.

Beneficial Shareholders who have not objected to their intermediary disclosing certain ownership information about themselves to the Corporation are referred to as “NOBOs”. Those Beneficial Shareholders who have objected to their intermediary disclosing ownership information about themselves to the Corporation are referred to as “OBOs”. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has elected to send the Notice of Meeting, this Circular and the voting instruction form or proxy (collectively, the “Meeting Materials”) indirectly to the NOBOs, and indirectly through intermediaries to the OBOs. The intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them. The Corporation does not intend to pay intermediaries for delivery to OBOs of Meeting Materials.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the proxy or voting instruction card provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to Shareholders in this Circular and the accompanying form of proxy and notice of Meeting are to registered Shareholders unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized share capital of the Corporation consists of an unlimited number of Common Shares without par value. As at the date hereof, there are 73,354,964 Common Shares issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting.

The board of directors of the Corporation (the “Board”) has fixed March 10, 2023 as the record date (the “Record Date”) for the purpose of determining Shareholders entitled to receive notice of and vote at the Meeting. All holders of record of Common Shares on the Record Date are entitled either to attend and vote their Common Shares at the Meeting, or provided a completed and executed proxy shall have been delivered to the Corporation’s transfer agent, Odyssey, within the time specified in the attached Notice of Meeting, to vote their Common Shares by proxy.

To the knowledge of the directors and officers of the Corporation, as at the date of this Circular, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation, other than as set out below.

Name of Shareholder	Number of Common Shares(1)	Percentage of Common Shares(2)
Joshua Crumb	11,536,185	15.7%

Notes:

(1)	The information as to Common Shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been obtained by the Corporation from publicly disclosed information and/or furnished by the relevant shareholder.
(2)	On a non-diluted basis.

Business of the Meeting

To the knowledge of the board of directors of the Corporation (the “Board”), the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

1. Special Resolution Approving Share Consolidation

In connection with the anticipated listing of the Common Shares for trading on the facilities of a US securities exchange, as set out in the Corporation’s press release dated February 22, 2023, Shareholders will be asked to authorize the Board to determine, in its sole discretion, a consolidation ratio (the “Consolidation Ratio”) within the range of one (1) post-consolidation Common Share for every two (2) to four (4) pre-consolidation Common Shares, and to effect, at such time as the Board deems appropriate, but in any event no later than one year after the Meeting, a share consolidation (the “Consolidation”) of all the issued and outstanding Common Shares on the basis of such ratio, subject to the Board’s authority to decide not to proceed with the Consolidation. As the Corporation currently has an unlimited number of Common Shares authorized for issuance, the Consolidation will not have any effect on the number of Common Shares that remain available for future issuances. The Common Shares reserved for issuance pursuant to the Corporation’s stock option plan and any other securities of the Corporation exercisable into Common Shares will be reduced proportionately.

Background for Consolidation

The Corporation’s management team has been studying the potential benefits of an additional listing on a U.S. stock exchange. Based on the Corporation’s stage of development, certain developments in its industry, its observations regarding the market for its peers whose securities are listed on a U.S. stock exchanges, and also from discussions with both U.S.-based investment banks and other advisers, the Corporation believes that there may be potential benefits of a listing on a U.S. stock exchange, including:

●	a significantly larger pool of available capital;

●	a greater average daily trading volume;

●	a greater number of U.S. retail and institutional investors; and

●	a potential increase in market valuation.

The Corporation must satisfy a variety of requirements to be accepted for listing on certain U.S. stock exchanges, including the requirement that the listed securities maintain a minimum per-share trading price for a specific period of time. The Corporation is contemplating the Consolidation in order to satisfy this requirement.

The Board believes that a range of permitted Consolidation Ratios will provide it with the flexibility to implement the Consolidation in a manner designed to optimize its anticipated benefits. In determining which precise Consolidation Ratio within the range of ratios to implement, if any, following the receipt of approval by the Shareholders, the Board may consider, among other things, factors such as:

●	the historical trading prices and trading volume of the Common Shares;

●	the then prevailing trading price and trading volume of the Common Shares and the anticipated impact of the Consolidation on the trading of the Common Shares;

●	threshold prices of brokerage houses or institutional investors that could impact their ability to invest or recommend investments in the Common Shares;

●	minimum listing requirements of certain U.S. stock exchanges; and

●	prevailing general market and economic conditions and outlook for the trading of the Common Shares.

The Board also anticipates that the Consolidation may result in certain additional ancillary benefits. Achieving a higher market price for the Common Shares through the Consolidation could enhance the Corporation's comparability against its peers on per share metrics, as well as alleviating price volatility of the Common Shares. The Consolidation could also attract investors whose internal investment policies prohibit or discourage them from purchasing stocks trading below a certain minimum price. The Consolidation may also increase analysts and brokers interest as policies governing analysts and brokers may discourage following or recommending companies with lower stock prices. In addition, brokerage houses and institutional investors may have internal policies and practices that either prohibit them from investing in lower-priced stocks or tend to discourage individual brokers from recommending lower-priced stocks to their customers, in part because processing of trades in lower-priced stocks may be economically unattractive.

Certain Risks Associated with the Consolidation

No Guarantee of an Increased Share Price or Improved Trading Liquidity

Reducing the number of issued and outstanding Common Shares through the Consolidation is intended, absent other factors, to increase the per-share trading price of the post-consolidation Common Shares. However, the trading price of the Common Shares will also be affected by the Corporation’s financial and operational results, receipt of all required regulatory approvals in Singapore or otherwise, financial position, including liquidity and capital resources, industry conditions, the market's perception of its business and other factors, which are unrelated to the number of Common Shares outstanding.

Having regard to these other factors, there can be no assurance that the trading price of the Common Shares will increase following the implementation of the Consolidation or, if increased, that the increase will be between two and four times, as applicable, based on the Consolidation Ratio determined by the Board, or that such trading price will be maintained for any period of time.

There can also be no assurance that the implementation of the Consolidation will, in and of itself, guarantee the Corporation’s ability to list the Common Shares on a U.S. stock exchange. Although the Corporation believes that establishing a higher trading price for the Common Shares could increase investment interest for the Common Shares by potentially expanding the pool of investors that may consider investing, there is no assurance that implementing the Consolidation will achieve this result.

If the Consolidation is implemented and the trading price of the Common Shares (adjusted to reflect the Consolidation Ratio determined by the Board) declines, the percentage decline as an absolute number and as a percentage of the Corporation’s overall market capitalization may be greater than would have occurred if the Consolidation had not been implemented. The Corporation’s total market capitalization and the adjusted trading price of the Common Shares following the Consolidation may be lower than they were before the Consolidation took effect. The decreased number of Common Shares outstanding after the Consolidation is implemented could adversely affect the liquidity of the Common Shares.

Shareholders May Hold Odd Lots Following the Consolidation

The Consolidation may result in some holders of Common Shares owning “odd lots” of fewer than 100 Common Shares on a post-consolidation basis. Odd lot Common Shares may be more difficult to sell, or may attract greater transaction costs per Common Share to sell, and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in “round lots” of even multiples of 100 Common Shares. If the Consolidation results in a substantial number of holders of Common Shares holding an odd lot of Common Shares, it could adversely affect the liquidity of the Common Shares.

Notice of Consolidation and Letter of Transmittal

Promptly after the date of filing the articles of amendment, the Corporation will give written notice thereof to all Shareholders and will provide them with a form of a letter of transmittal to be used for the purpose of surrendering their certificates representing the currently outstanding Common Shares to the Corporation’s registrar and transfer agent in exchange for new share certificates representing whole post-Consolidation Common Shares. After the Consolidation, current issued share certificates representing pre-Consolidation Common Shares will (i) not constitute good delivery for the purposes of trades of post-Consolidation Common Shares; and (ii) be deemed for all purposes to represent the number of post-Consolidation Common Shares to which the Shareholder is entitled as a result of the Consolidation. No delivery of a new share certificate to a Shareholder will be made until the Shareholder has surrendered his, her or its current issued share certificates.

Effect on Non-Registered Shareholders

Non-Registered Shareholders holding their Common Shares through a bank, broker or other nominee should note such banks, brokers or other nominees may have different procedures for processing the Consolidation than those that will be put in place by the Corporation for registered shareholders. If you hold your Common Shares with such a bank, broker or other nominee and if you have any questions in this regard, you are encouraged to contact your nominee.

Fractional Shares

No fractional Common Shares will be issued upon the Consolidation. In the case where the Consolidation results in a Shareholder otherwise becoming entitled to a fraction of a Common Share, a downward adjustment shall be made to the next whole Common Share.

Percentage Shareholdings

The Consolidation will not affect any Shareholder’s percentage ownership in the Corporation, even though such ownership will be represented by a smaller number of Common Shares. Instead, the Consolidation will reduce proportionately the number of Common Shares held by all Shareholders.

No Dissent Rights

Under the Business Corporations Act (Alberta) (the “ABCA”), Shareholders do not have dissent and appraisal rights with respect to the proposed Consolidation.

Certain Canadian Federal Income Tax Considerations

The following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable as of the date hereof to a beneficial owner of Common Shares whose Common Shares are consolidated pursuant to the Consolidation and who, for the purposes of the Tax Act and at all relevant times: (a) deals at arm’s length with the Corporation; (b) is not affiliated with the Corporation; and (c) holds such Common Shares as capital property (a “Holder”). Generally, the Common Shares will be considered to be capital property to a Holder provided that the Holder does not hold such shares in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain holders who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to make an irrevocable election under subsection 39(4) of the Tax Act to have their Common Shares and every other “Canadian security” (as defined in the Tax Act) owned by such holders in the taxation year of the election and all subsequent taxation years treated as capital property. Such holders should consult their own tax advisors regarding the availability and the advisability of such election in their particular circumstances.

This summary does not discuss all of the tax considerations applicable to a Holder who acquired Common Shares pursuant to an employment compensation plan. Such Holders should consult their own tax advisors. This summary is based on the current provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing by it prior to the date hereof. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, or changes in the CRA’s administrative policies and assessing practices, nor does it take into account or consider any other federal tax considerations or any provincial, territorial or foreign tax considerations, which may differ materially from those discussed herein. This summary assumes that the Proposed Amendments will be enacted as currently proposed, although no assurance can be given that the Proposed Amendments will be enacted in their current form or at all. There can be no assurance that the CRA will not change its administrative policies or assessing practices.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Holder. Accordingly, Holders should obtain independent advice regarding the income tax consequences of the consolidation of the Common Shares pursuant to the Consolidation, with reference to the Holder’s particular circumstances.

No disposition or acquisition of Common Shares should occur for purposes of the Tax Act solely as a result of the Consolidation and accordingly, Holders should not realize a capital gain or loss as a result of the Consolidation. The aggregate adjusted cost base of the Common Shares held by a Holder immediately after the Consolidation should be the same as the aggregate adjusted cost base of the Common Shares held by that Holder immediately before the Consolidation.

Implementation

Although approval for the Consolidation is being sought at the Meeting, the Consolidation, if approved by the Shareholders, will not become effective until the Board determines the precise Consolidation Ratio and the effective date of the Consolidation, and passes a resolution approving the Consolidation on that basis. In addition to the approval of the shareholders, the Consolidation requires the approval of the NEO Exchange.

Management of the Corporation and the Board believe that the Consolidation is in the best interests of the Corporation as it will facilitate the listing of the Common Shares on a US securities exchange, therefore, the Board recommends that Shareholders vote FOR the approval of this special resolution.

The following is the text of the resolution approving the Consolidation which will be put forward to Shareholders for approval at the Meeting:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	subject to any necessary regulatory approval, the board of directors of Abaxx Technologies Inc. (the “Corporation”) be and is hereby authorized is hereby authorized to determine, in its sole discretion, a consolidation ratio within the range of one post-consolidation share of the Corporation for every two to four pre-consolidation shares of the Corporation of the same class (the “Consolidation Ratio”), and the Corporation is hereby authorized to change the number of the issued and outstanding common shares of the Corporation (“Common Shares”) pursuant to the Business Corporations Act (Alberta) by consolidating the issued and outstanding Common Shares on the basis of such Consolidation Ratio (the “Share Consolidation”), which Share Consolidation will become effective on a date in the future to be determined by Board, but in any event not later than one year after the date on which this resolution is approved, subject to the Board’s authority to decide not to proceed with the Share Consolidation;

2.	no fractional shares shall be issued upon the share consolidation and in the case where the share consolidation results in a shareholder otherwise becoming entitled to a fraction of a common share, a downward adjustment shall be made to the next whole common share;

3.	the effective date of such consolidation shall be the date shown in the certificate of amendment issued by the Director appointed under the Business Corporations Act (Alberta) (“ABCA”) or such other date indicated in the articles of amendment;

4.	any director or officer of the Corporation is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute, or to cause to be executed, whether under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such other documents and instruments, and to do or cause to be done all such other acts and things as, in the opinion of such director or officer, may be necessary or desirable in order to carry out the intent of this special resolution, including, without limitation, the determination of the effective date of the consolidation and the delivery of articles of amendment in the prescribed form to the Director appointed under the ABCA, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and

5.	the board of directors of the Corporation be and is hereby authorized to revoke this special resolution at their absolute discretion before it is acted on without further approval of the shareholders of the Corporation.”

In order to be effective, this special resolution must be approved by 66 ⅔% of the votes cast by Shareholders in respect thereof. Unless the Shareholder has specifically instructed in the enclosed form of proxy that the Common Shares represented by such proxy are to be voted against the resolution approving the Consolidation, the persons named in the accompanying proxy will vote FOR the Consolidation resolution.

2. Approval of Amendments to RSU Plan

At the Meeting, Shareholders will be asked to consider and, if thought advisable, confirm, ratify and approve certain amendments to the restricted stock unit plan of the Corporation first approved by Shareholders on December 14, 2020 (the “Former RSU Plan”), as described below under the heading “Approval of Amendments to RSU Plan - Approval of Amendments to the RSU Plan”. The purpose of the amended and restated restricted stock unit incentive plan (“RSU Plan”) is to (i) encourage the attraction and retention of officers, directors, employees, consultants and other persons to serve the Corporation and its subsidiaries; and (ii) encourage such persons to improve the business results and earnings of the Corporation, by providing to such persons an opportunity to acquire or increase a direct interest in the operations and future success of the Corporation. To this end, the RSU Plan provides for the grant of restricted stock units (“RSUs”). Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals. At the Meeting, shareholders will be asked to approve an ordinary resolution to approve the amendments to the RSU Plan.

The following is a summary of the updated RSU Plan. The summary is qualified in its entirety by the full text of the RSU Plan as attached as Schedule “A” to this Circular. The RSU Plan remains subject to the approval of the NEO Exchange.

Description of the RSU Plan

The RSU Plan is available to Directors, Employees and Consultants (these terms have the meaning provided in the definitions section of Schedule “A" attached to this Circular) which are collectively referred to in the RSU Plan as Service Providers of the Corporation, as determined by the Board (the “Eligible Grantees”). The maximum number of Common Shares available for issuance under the RSU Plan at any time, shall not exceed 10% of the total number of the issued and outstanding Common Shares of the Corporation at the time of grant. The number of Common Shares issued or to be issued under the RSU Plan and all other security-based compensation arrangements, at any time, shall not exceed 10% of the total number of the issued and outstanding Common Shares of the Corporation. The total number of Common Shares issuable to insiders under the RSU Plan, at any time, together with any other security-based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding Common Shares of the Corporation. The total number of Common Shares issuable to insiders within any one-year period under the RSU Plan shall not exceed 10% of the issued and outstanding Common Shares of the Corporation. The total number of Common Shares issuable to any Eligible Grantee (including insiders) within any one-year period under the RSU Plan shall not exceed 2% of the issued and outstanding Common Shares of the Corporation, and the total value issuable to any one Outside Director (as defined in the RSU Plan) within any one-year period under the RSU Plan shall not exceed $150,000, except for one-time sign on awards or equity granted in lieu of cash retainers. Neither awards nor any rights under any such awards shall be assignable or transferable.

If any Common Shares covered by an award are forfeited, or if an award terminates without delivery of any Common Shares subject thereto, then the number of Common Shares counted against the aggregate number of Common Shares available under the RSU Plan with respect to such award shall, to the extent of any such forfeiture or termination, again be available for making awards under the RSU Plan. The Board may at any time, in its sole discretion and without the approval of Shareholders, amend, suspend, terminate or discontinue the RSU Plan and may amend the terms and conditions of any awards thereunder, subject to (a) any required approval of any applicable regulatory authority or the NEO Exchange, and (b) approval of Shareholders of the Corporation, provided that Shareholder approval shall not be required for the following amendments and the Board may make changes which may include but are not limited to: (i) amendments of a ‘housekeeping nature’; (ii) changes to vesting provisions; (iii) changes to the term of the RSU Plan or awards made under the RSU Plan; or (iv) changes to performance criteria terms. The Board may amend, modify, or supplement the terms of any outstanding award.

Restricted Stock Units

The RSU Plan provides that the Board may, from time to time, in its sole discretion, grant awards of RSUs to Eligible Grantees. Each RSU shall represent one Common Share of the Corporation. The Board may, in its sole discretion, establish a period of time (a “Vesting Period”) applicable to such RSUs. Each award of RSUs may be subject to a different Vesting Period. The Board may, in its sole discretion, prescribe restrictions in addition to or other than the expiration of the Vesting Period, including the satisfaction of corporate or individual performance objectives, which may be applicable to all or any portion of the RSUs. The performance criteria will be established by the Board in its sole discretion. The Board may, in its sole discretion, revise the performance criteria. Unless otherwise determined by the Board in their sole discretion, (i) RSUs that vest solely by the passage of time shall not vest in full in less than three (3) years from the grant date; (ii) RSUs for which vesting may be accelerated by achieving performance targets shall not vest in full in less than one (1) year from the grant date; and (iii) RSUs granted to outside directors vest, (a) at the election of an outside director at the time the award is granted, within a minimum of one (1) year to a maximum of three (3) years following the grant date, as such outside director may elect, and (b) if no election is made, upon the earlier of a change of control or his or her resignation from the Board.

Restrictions on any RSUs shall lapse immediately and become fully vested in the grantee upon a change of control. If a grantee's employment is terminated with cause, the Corporation may, within 30 days, annul an award if the grantee is an employee of the Corporation or an affiliate thereof. If a grantee's employment is terminated with or without cause, unless the Board otherwise provides in an award agreement or in writing after the award agreement is issued, any RSUs that have not vested and will not vest within three months from the date of termination, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be deemed forfeited. Upon the death of a grantee, any RSUs granted to said grantee which, prior to the grantee’s death, have not vested, will immediately vest and the grantee’s estate shall be entitled to receive payment in accordance with the terms of the RSU Plan.

As of the date of this Circular, there are 969.025 RSUs outstanding under the RSU Plan, being approximately 1.32% of the current issued and outstanding Common Shares.

Approval of Amendments to the RSU Plan

The Corporation is seeking Shareholder approval for certain amendments to the RSU Plan, as described below (the “RSU Plan Amendments”). The Former RSU Plan was a “fixed” plan whereby the maximum number Common Shares available for issuance under the Former RSU Plan was fixed at 730,000 Common Shares. At the Meeting, Shareholders will be asked to consider approving amendments to the Former RSU Plan whereby the RSU Plan will become a “rolling” plan, such that the aggregate maximum number of Common Shares reserved for issuance will be 10% of the issued and outstanding Common Shares at the date of grant. The amended RSU Plan provides the Board discretion to determine the Vesting Period applicable to the grant of RSUs. The Board also approved certain other housekeeping amendments to the Former RSU Plan, including the approval of a provision that provides the Board with discretion to determine the Vesting Period applicable to grant of RSUs. A description of the RSU Plan, including the amendments described below, is set out under “Description of the RSU Plan”. A copy of the RSU Plan, which includes the proposed RSU Plan Amendments approved by the Board on December 28, 2022, is attached as Schedule “A” to this Circular.

The Board considers it is in the Corporation’s best interests to amend the RSU Plan to a “rolling” plan, such that the aggregate maximum number of Common Shares reserved for issuance will be 10% of the issued and outstanding Common Shares at the date of grant. Among other housekeeping amendments, the Corporation proposes to amend Section 4 of the RSU Plan so that the provision that provides for the current maximum number of Common Shares reserved under the RSU Plan is deleted in its entirety and replaced by the following:

“Shares issued or to be issued under the Plan shall be authorized but unissued shares. Subject to adjustment as provided in Section 11 hereof, the maximum number of Shares available for issuance under the Plan at any given time shall be 10% of the Company’s issued and outstanding Shares as at the date of grant of an Award under the Plan. The number of Shares issued or to be issued under the Plan and all other security based compensation arrangements, at any time, shall not exceed 10% of the total number of the issued and outstanding Shares. In the event that an Award is exercised for Shares, the Shares reserved for issuance in connection with such Award will be returned to the pool of available Shares authorized for issuance under the Plan and will be available for reservation pursuant to a new Award grant. Any Shares subject to an Award which has been granted under the Plan and which have been cancelled, repurchased, expired, forfeited or terminated in accordance with the terms of the Plan without having been exercised will again be available under the Plan. Notwithstanding the foregoing: (i) the number of securities issuable to insiders of the Company under all security-based compensation arrangements, including the Plan, at any time, cannot exceed 10% of the issued and outstanding Shares; (ii) the number of securities issued to insiders of the Company pursuant to such arrangements, within any one-year period, cannot exceed 10% of the issued and outstanding Shares; (iii) the number of Shares issuable to any one Service Provider or other individual pursuant to an Award within any one-year period, cannot exceed 2% of the issued and outstanding Shares; and (iv) the annual grant of Awards under this Plan to any one Outside Director shall not exceed $150,000 in value excluding any one time sign on awards or equity granted in lieu of cash retainers.”

The following is the text of the resolution approving the RSU Plan Amendments which will be put forward to Shareholders for approval at the Meeting:

“NOW THEREFORE BE IT RESOLVED AS AN ORDINARY RESOLUTION:

1.	Subject to any necessary regulatory approval, the amended and restated restricted stock unit incentive plan (the “RSU Plan”) of the Corporation, and the amendments to the RSU Plan as described under the heading “Approval of Amendments to the RSU Plan,” substantially in the form attached as Schedule “A” to this Circular, is hereby approved, ratified and confirmed; and

2.	Any director or officer of the Corporation is hereby authorized and directed to do and perform all such acts and things as may be necessary or desirable to implement the foregoing resolution, and any one officer or director of the Corporation be and is hereby authorized and directed to execute and deliver, for and on behalf of, and in the name of, the Company, all such instruments and agreements and to do and perform and come to be done and performed all such acts and things as may be necessary or desirable in connection therewith or to give effect to the foregoing resolution.”

The Board of Directors has approved the RSU Plan Amendment, subject to shareholder and regulatory approval, and recommends that the Shareholders vote “FOR” the RSU Plan Amendment and RSU Grant ratification resolution. Unless the Shareholder has specifically instructed in the enclosed form of proxy that the Common Shares represented by such proxy are to be voted against the resolution approving the RSU Plan Amendment and RSU Grant ratification, the persons named in the accompanying proxy will vote FOR such resolution.

3. Approval of Amendments to RSU Plan

Effective December 31, 2022, an aggregate of 850,000 RSUs were issued to certain directors, officers, employees and consultants of the Corporation under the terms of the RSU Plan (the “RSU Grant”) in consideration for services provide by such directors, officers, employees and consultants. Pursuant to the requirements of the NEO Exchange, the RSUs granted pursuant to the RSU Grant may not vest until the RSU Plan is approved by Shareholders. In addition, to allow the RSUs forming part of the RSU Grants to vest, Shareholders must ratify the RSU Grant.

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution in the form set out below (the “RSU Grant Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, confirming, approving and ratifying the RSU Grants. In order to pass, the RSU Grant Resolution must be approved by a majority of the votes cast at the Meeting cast by shareholders.

The text of the RSU Grant Resolution to be submitted to Shareholders at the Meeting is set forth below, subject to such amendments variations or additions as may be approved at the Meeting:

“NOW THEREFORE BE IT RESOLVED AS AN ORDINARY RESOLUTION:

1.	The issuance of an aggregate of 850,000 restricted share units to certain directors, officers and employees of the Corporation under the RSU Plan, as more fully described in this Information Circular, be and is hereby confirmed, ratified and approved; and

2.	Any director or officer of the Corporation is hereby authorized and directed to do and perform all such acts and things as may be necessary or desirable to implement the foregoing resolution, and any one officer or director of the Corporation be and is hereby authorized and directed to execute and deliver, for and on behalf of, and in the name of, the Company, all such instruments and agreements and to do and perform and come to be done and performed all such acts and things as may be necessary or desirable in connection therewith or to give effect to the foregoing resolution.”

The Board of Directors has approved the RSU Grant Resolution, subject to shareholder and regulatory approval, and recommends that the Shareholders vote “FOR” the RSU Plan Grant Resolution. Unless the Shareholder has specifically instructed in the enclosed form of proxy that the Common Shares represented by such proxy are to be voted against the RSU Grant Resolution, the persons named in the accompanying proxy will vote FOR such resolution.

4. Other Matters

Management of the Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying this Circular. However, if any other matter properly comes before the Meeting, the form of proxy furnished by the Corporation will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No person who is, or who was within the 30 days prior to the date of this Circular, a director, executive officer, employee or any former director, executive officer or employee of the Corporation or a subsidiary thereof, and no associate of such persons is, or was as of the date of this Circular indebted to the Corporation or a subsidiary of the Corporation or indebted to any other entity where such indebtedness is subject to a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed below and elsewhere in this Circular, no director, proposed director, executive officer, or person or company that beneficially owns, controls or directs, directly or indirectly, more than 10% of the Common Shares, nor any associate or affiliate of any such persons, has or has had within the three years before the date hereof, any material interest, directly or indirectly, in any transaction that has materially affected or is reasonably expected to materially affect the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed in this Circular, no director or executive officer of the Corporation at any time since the beginning of the Corporation’s last fiscal year, or any associate or affiliate of any such persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found under the Corporation’s profile on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s comparative financial statements and management’s discussion and analysis for the year ended December 31, 2021, which are also available on SEDAR. Inquiries, including requests for copies of the Corporation’s financial statements and management’s discussion and analysis, and this Circular, may be directed to the Corporate Secretary of the Corporation at 18 King Street East, Suite 902, Toronto, Ontario, M5C 1C4.

APPROVAL

The contents of this Circular and the sending thereof to the Shareholders have been approved by the Board.

DATED this 13th day of March, 2023.

BY ORDER OF THE BOARD OF DIRECTORS OF
ABAXX TECHNOLOGIES INC.

(signed) “Joshua Crumb”
Joshua Crumb
Chairman and Chief Executive Office

Schedule “A”

Amended RSU Plan